SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                16 December, 2004

                                 CORUS GROUP plc
                 (Translation of Registrant's Name into English)

                                   30 Millbank
                             London SW1P 4WY England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F X       Form 40-F
                                  ---               ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                 Yes       No X
                                    ---      ---

 (Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
                          Commission filing on EDGAR.)

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes       No X
                                    ---      ---

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                 in connection with Rule 12g3-2(b): 82 - _____)


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                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CORUS GROUP plc



Date: 16 December, 2004                By   Theresa Robinson
    -------------------                     ----------------

                                       Name: Mrs T Robinson
                                       Group Secretariat Co-ordinator



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16 December 2004

Corus Trading Update

This statement is a scheduled part of Corus' programme to update the market regularly.

Trading

Global steel market conditions have remained positive in the second half of 2004, with strong demand growth in North America and Rest of Asia compensating for slower growth in China. Capacity utilisation has remained high, with output growth continuing to be constrained by the availability of raw materials.

Fundamentals in the European markets have also remained reasonably positive during the second half largely reflecting strong demand from the domestic UK market, although growth in mainland Europe continues to lag and remains dependant upon export sectors. Against this background, previously announced price increases in the range of 5-10% have been realised on fourth quarter market prices.

The combination of strong market fundamentals and additional benefits from the Group's "Restoring Success" programme, which remains on track to deliver planned benefits, has continued to drive the recovery in the Group's financial performance. As a result the Group expects the full year operating result for 2004 prior to restructuring and impairment to be in excess of (pound)600m (equivalent EBITDA in excess of (pound)900m), following a comparable profit of (pound)160m in the first half of 2004.

Balance Sheet and Cash flow

Corus successfully extended its bond maturities with the issue of approximately
(euro)800m of new 7-year securities in October and negotiations to replace the Group's syndicated bank facility are nearing completion.

Net debt at the year-end is expected to be approximately (pound)1bn compared to (pound)1.2bn at the half-year stage.

Group Developments

Teesside

As part of the UK restructuring programme, Teesside's steel making capacity becomes surplus to the Group's internal requirements. Teesside Cast Products ("TCP") has therefore been refocused as a slab exporter and Corus has today signed an agreement with a


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consortium of re-rolling companies (namely Duferco, Marcegaglia and Imsa; "the
Consortium1") to supply slab under a 10-year off take contract.

Under this agreement, effective from 2 January, 2005, the Consortium will take, at cost, slab production in 2005 and 2006 that is surplus to Corus' internal requirements and approximately 74% of output thereafter. The Consortium will pay Corus US$148m, comprising US$69m as an upfront payment in 2005/2006 with a further US$79m in deferred payments over the life of the contract. In addition the Consortium members will contribute approximately 72% of the expected US$100m capital expenditure requirements of TCP to enable identified improvements to be implemented.

In addition to the above companies, Dongkuk Steel Co. have the right to join the Consortium before 5 January, 2005, the impact of which is shown in footnote 2.

This agreement provides Corus with significant value reflecting the strength of the existing slab market. It also ensures Corus retains full access to its slab requirements during the UK restructuring programme and furthermore allows the Group to participate in any upside from its retained 26% share of the output thereafter.


Aluminium

As indicated at the time of the interims, Corus remains committed to the disposal of the aluminium activities and discussions on their future continue.

Outlook

As we enter 2005 the trading outlook for Corus remains positive, although the growth in global steel demand has slowed from the levels of early 2004.

The combination of recently announced increases in first quarter 2005 market prices and the targeted higher settlements being achieved on annual contract business is designed to recover anticipated increases in raw material and energy input costs.

In 2005 the Group will continue to gain from its "Restoring Success" programme, including for the second half of the year, initial benefits from the UK restructuring initiative.



Notes to Editors

1 The legal entities involved in the transaction are Duferco International Investment Holdings (Guernsey Ltd), Marcegaglia S.p.A. and Grupo Imsa S.A.

2. If Dongkuk joins the Consortium, the Consortium's payment will rise to US$157m, comprising US$73m up-front in 2005/2006 and a further US$84m in deferred payments. The Consortium's capital expenditure contribution will increase to 76%. Corus' share of TCP's output post-2006 will be 22%.

3. Corus' preliminary results for the year 2004 will be announced on 17 March 2005.